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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

DELEK US HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
246647 10 1
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	246647 10 1	SCHEDULE 13G	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Itshak Sharon (Tshuva)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

	5	SOLE VOTING POWER:

NUMBER OF		None

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		39,389,869

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER:

39,389,869

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,389,869 (consists of 39,389,869 shares owned of record by Delek Hungary Holding Limited Liability Company)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

77.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	246647 10 1	SCHEDULE 13G	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Delek Group, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

	5	SOLE VOTING POWER:

NUMBER OF		None

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		39,389,869

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER:

39,389,869

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,389,869 (consists of 39,389,869 shares owned of record by Delek Hungary Holding Limited Liability Company)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

77.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	246647 10 1	SCHEDULE 13G	Page	4	of	10

1	NAMES OF REPORTING PERSONS: Delek Petroleum, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

	5	SOLE VOTING POWER:

NUMBER OF		None

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		39,389,869

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER:

39,389,869

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,389,869 (consists of 39,389,869 shares owned of record by Delek Hungary Holding Limited Liability Company)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

77.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	246647 10 1	SCHEDULE 13G	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Delek Hungary Holding Limited Liability Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Hungary

	5	SOLE VOTING POWER:

NUMBER OF		None

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		39,389,869

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER:

39,389,869

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

39,389,869

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

77.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

CUSIP No.	246647 10 1	SCHEDULE 13G	Page	6	of	10

Item 1(a)	Name of Issuer

Delek US Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

830 Crescent Centre Drive, Suite 300, Franklin, TN 37067

Item 2(a)	Name of Person(s) Filing

This schedule is being filed jointly by Itshak Sharon (Tshuva), Delek Group, Ltd. (“Delek Group”), Delek Petroleum, Ltd. (“Delek Petroleum”), and Delek Hungary Holding Limited Liability Company (“Delek Hungary”).

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of Mr. Sharon, Delek Group and Delek Petroleum is 7, Giborei Israel Street, P.O.B. 8464, Netanya, Israel 42504. The address of Delek Hungary is 1134 Budapest Vaci ut 35, Hungary.

Item 2(c)	Citizenship

Mr. Sharon is an Israeli citizen. Delek Group is an Israeli corporation. Delek Petroleum is an Israeli corporation. Delek Hungary is a Hungarian limited liability company.

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e)	CUSIP Number

24 6647 10 1

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership
(a)	Amount Beneficially Owned:

Mr. Sharon, Delek Group, Delek Petroleum and Delek Hungary beneficially own 39,389,869 shares of the Common Stock. Mr. Sharon beneficially owns, at December 31, 2006, 58.59% of the outstanding equity and voting ordinary shares of Delek Group through two corporations he controls. Delek Group is the parent company of Delek Petroleum and Delek Petroleum owns 96.67% of Delek Hungary, the record owner of 39,989,869 shares of Common Stock. By virtue of the foregoing relationships, Mr. Sharon, Delek Group and Delek Petroleum may be deemed to beneficially own the securities owned of record by Delek Hungary. Mr. Sharon, Delek Group and Delek Petroleum, each disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

CUSIP No.	246647 10 1	SCHEDULE 13G	Page	7	of	10
(b)	Percent of Class:

Mr. Sharon, Delek Group, Delek Petroleum and Delek Hungary are the beneficial owners of 77.4% of the outstanding shares of the Common Stock. This percentage is determined by dividing 39,389,869 by the 50,889,869 shares of Common Stock issued and outstanding on October 27, 2006, as reported in the Issuer’s Quarterly Report on form 10-Q filed with the Securities and Exchange Commission on November 14, 2006.
(c)	Number of Shares As To Which the Person Has:
(i)	Sole Power to Vote or to Direct the Vote:

Mr. Sharon, Delek Group, Delek Petroleum and Delek Hungary hold the sole power to vote or to direct the vote of zero (0) shares of the Common Stock.
(ii)	Shared Power to Vote or to Direct the Vote:

By virtue of the relationships set forth in Item 4(a) above, Mr. Sharon, Delek Group, Delek Petroleum and Delek Hungary hold the shared power to vote or to direct the vote of 39,389,869 shares of the Common Stock.
(iii)	Sole Power to Dispose or to Direct the Disposition of:

Mr. Sharon, Delek Group, Delek Petroleum and Delek Hungary hold the sole power to dispose or to direct the disposition of zero (0) shares of the Common Stock.
(iv)	Shared Power to Dispose or to Direct the Disposition of:

By virtue of the relationships set forth in Item 4(a) above, Mr. Sharon, Delek Group, Delek Petroleum and Delek Hungary hold the shared power to dispose or to direct the disposition of 39,389,869 shares of the Common Stock.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

CUSIP No.	246647 10 1	SCHEDULE 13G	Page	8	of	10

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

Not Applicable

Exhibits	Exhibit A

Joint Filing Agreement dated February 12, 2007, between Delek Hungary Holding Limited Liability Company, Delek Petroleum, Ltd., Delek Group, Ltd. and Itshak Sharon (Tshuva)

CUSIP No.	246647 10 1	SCHEDULE 13G	Page	9	of	10
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 12, 2007

/s/ Itshak Sharon (Tshuva)
Itshak Sharon (Tshuva)

Delek Group, Ltd.
/s/ Gabriel Last
By: Gabriel Last
Title:	Chairman

/s/ Asaf Bartfeld
By: Asaf Bartfeld
Title:	Chief Executive Officer

Delek Petroleum, Ltd.
/s/ Gabriel Last
By: Gabriel Last
Title:	Chairman

/s/ Asaf Bartfeld
By: Asaf Bartfeld
Title:	Director

Delek Hungary Holding Limited Liability Company
/s/ Ezra Uzi Yemin
By: Ezra Uzi Yemin
Title:	Managing Director

CUSIP No.	246647 10 1	SCHEDULE 13G	Page	10	of	10

EXHIBIT A
     The undersigned, Itshak Sharon (Tshuva), Delek Group, Ltd., Delek Petroleum, Ltd. and Delek Hungary Holding Limited Liability Company, hereby agree that the Schedule 13G to which this Exhibit is appended is filed on behalf of each of the undersigned.

/s/ Itshak Sharon (Tshuva)
Itshak Sharon (Tshuva)

Delek Group, Ltd.
/s/ Gabriel Last
By: Gabriel Last
Title:	Chairman

/s/ Asaf Bartfeld
By: Asaf Bartfeld
Title:	Chief Executive Officer

Delek Petroleum, Ltd.
/s/ Gabriel Last
By: Gabriel Last
Title:	Chairman

/s/ Asaf Bartfeld
By: Asaf Bartfeld
Title:	Director

Delek Hungary Holding Limited Liability Company
/s/ Ezra Uzi Yemin
By: Ezra Uzi Yemin
Title:	Managing Director